EXHIBIT 99.1

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NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

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Notice is hereby given that the Annual General and Special Meeting (the “Meeting”) of the shareholders of Mercator Minerals Ltd. (the “Company”) will be held in the Bowden Room at the Rosewood Hotel Georgia, 801 West Georgia Street, in Vancouver, British Columbia on Friday, June 22, 2012 at the hour of 10:00 a.m. (local time in Vancouver, British Columbia) for the following purposes:

1.	To receive the audited annual financial statements of the Company for its fiscal year ended December 31, 2011;

2.	To determine the number of directors at eight (8);

3.	To elect directors for the ensuing year;

4.	To appoint KPMG LLP, Chartered Accountants as the Company’s auditor for the ensuing fiscal year and to authorize the directors to set the auditor’s remuneration; and

5.	To approve the Company’s Long Term Incentive Plan.

The accompanying Circular provides additional information relating to the matters to be addressed at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.

Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company’s Registrar and Transfer Agent within the time required by, and to the location set out in, the notes to the Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided, the name of an individual designated to act as proxyholder at the Meeting.

DATED at Vancouver, British Columbia, this 18th day of May, 2012.

BY ORDER OF THE BOARD

“D. Bruce McLeod"
D. Bruce McLeod, President and Chief Executive
Officer